Exhibit 99.1

Electra Meccanica Announces Nasdaq Listing and Pricing of $10 Million Public Offering

—

Company Uplisting to NASDAQ Capital Market Under New Ticker "SOLO" Effective August 9, 2018

—

VANCOUVER, August 8, 2018 – ElectraMeccanica Vehicles Corp. (OTCQB: ECCTF) (“Electra Meccanica” or, the “Company”), a designer and manufacturer of electric vehicles, today announced the pricing of its underwritten public offering of 2,353,000 units, with each unit consisting of one common share (each, a “Common Share”) and two warrants (each, a “Warrant”) each to purchase a Common Share, at an offering price of $4.25 per unit for aggregate gross proceeds of $10,000,250. No units will be issued. The Common Shares and Warrants are immediately separable from the units and will be issued separately. The Common Shares and the Warrants have been approved to list on The NASDAQ Capital Market under the symbols ''SOLO" and “SOLOW”, respectively, and we expect the Common Shares and the Warrants to begin trading on The Nasdaq Capital Market on August 9, 2018.

The Warrants will have an exercise price of $4.25, are exercisable immediately, and will have a term of five years from the date of issuance. Electra Meccanica has granted the underwriters a 45-day option to purchase up to 352,950 additional Common Shares and/or 705,900 additional Warrants to cover over-allotments, if any.

Electra Meccanica intends to use the net proceeds from this offering for plant and equipment, production molds, sales and marketing and inventory associated with the mass production of its SOLO electric vehicle by Zongshen Industrial Group Co. Ltd., initial deliveries of which are anticipated in the fall of 2018.

The offering is expected to close on August 13, 2018, subject to customary closing conditions.

The Benchmark Company, LLC and ThinkEquity, a division of Fordham Financial Management, Inc., are acting as joint book-running managers and Cuttone & Co., LLC is acting as co-manager for the offering.

A registration statement on Form F-1 relating to the Common Shares and Warrants was filed with the Securities and Exchange Commission and is effective. A preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC's web site at http://www.sec.gov.

The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the offering, when available, may be obtained from the offices of The Benchmark Company, LLC, Attn: Prospectus Department, 150 E 58th Street, 17th floor, New York, NY 10155, 212-312-6700, Email: prospectus@benchmarkcompany.com; or ThinkEquity, 17 State Street, 22nd Floor, New York, NY 10004, (646) 968-9355, Email: prospectus@think-equity.com; or the above-referenced SEC website.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the Securities and Exchange Commission for more complete information about the Company and the offering. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale is not permitted.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes "forward-looking statements" as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as "forward-looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the "SEC") (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company's periodic reports filed from time-to-time with the SEC.

About Electra Meccanica Vehicles Corp.:

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family is delivering next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

For more information, please contact:

Investor Contact:

Todd Fromer / Allison Soss

KCSA Strategic Communications

Phone: +1 (212) 896-1215/+1 (212) 896-1267

Email: electra@kcsa.com

Media Contact:

Zoe Tobin

KCSA Strategic Communications
Tel. 212-896-1251
Email ztobin@kcsa.com